EXHIBIT 99.1

December 27, 2018

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report Concerning the Convening of an Annual and a Special General Meeting of the Shareholders of the Company

Pursuant to the provisions of the Securities Regulations (Periodic and Immediate Reports) 1970, (“Period and Immediate Report Regulations”), Companies Law 1999 (“Companies Law”) Securities Regulations (Transaction between a Company and its Controlling Shareholder) 2001 (“Controlling Shareholder Transaction Regulations”), and Companies Regulations (Announcement and Notice of a General Meeting and Class Meeting in a Public Company and the Addition of an Item to the Agenda) 2000 (“Announcement and Notice Regulations”), notice is hereby given of the convening of a dual-session annual and special general meeting of the shareholders of the Company. The first session will take place on Sunday, February 3, 2019, at 11:00 AM, at the Company’s offices in Tel Aviv, at Azrieli Center 2 (the Triangle Building), 27th floor (the “First Session” and the “Company’s offices”). The second session will take place on Tuesday, April 30, 2019, at 11:00 AM, at the Company’s offices (the “Second Session”) (hereinafter jointly: the “General Meeting”).

1.	Agenda of the General Meeting:

The Agenda of the General Meeting will include the following items:

First Session:

1.1.	Item No. 1 - Composition of the Board of Directors;

1.2.	Items No. 2-4 - Approval of the reappointment of three directors who are not external directors and are not independent directors (“Ordinary Directors”) for an additional term of office until the next annual general meeting of the shareholders of the Company. It is hereby clarified that each of the directors will be voted separately;

1.3.	Item No. 5 - Approval of the reappointment of the director on behalf of the employees for an additional term of office on the Board of Directors of the Company, until the next annual general meeting of the shareholders of the Company;

1.4.	Items No. 6-7 - Approval of the reappointment of two independent directors for an additional term of office until the next annual general meeting of the shareholders of the Company. It is hereby clarified that each of the directors will be voted separately;

For further information regarding the directors whose terms of office are brought for renewal pursuant to the provisions of Regulation 26 and 36B(10) of the Periodic and Immediate Report Regulations, see section 3.2 below.

The conditions of office and employment of the directors whose term of office are brought for renewal will remain unchanged.

1.5.	Item No. 8 - Approval of the reappointment of the Company’s auditors until the next annual general meeting and authorization for the Board of Directors of the Company to fix their fees.

Second Session:

1.6.	Item No. 9 - Discussion on the Company’s financial statements and Directors’ report for 2018, to be published in March 2019.

2.	Wording of the proposed resolutions and a concise description of the main points of the decisions

First Session:

2.1.	Item No. 1 - Composition of the Board of Directors

On January 20, 2019 and on February 3, 2009, external directors, Ms. Tali Simon and Mr. Mordechai Keret, respectively, will terminate their terms of office as external directors of the Company.

Pursuant to the provisions of the Law to Promote Competition and Reduce Market Concentration, 2013 (the “Concentration Law”) and of the Regulations to Promote Competition and Reduce Market Concentration (Reliefs for the Number of External Directors), 2014 (the “Regulations”), that provide the required ratio of external and independent directors in an other tier company, and in accordance with the opinion of the Company’s Board of Directors, to take measures to reduce the number of directors on the Company’s Board of Directors, as published in the Company’s immediate report of April 18, 2018,1 on February 4, 2019, upon termination of the term of office of the external director, Mr. Mordechai Keret, and if the Company’s recommendation regarding the composition of the Board of Directors is accepted, the Board of Directors of the Company will be composed of 9 directors (instead of 13 directors as at the date of this report).

Proposed resolution:

To determine the composition of the Company’s Board of Directors, as of February 4, 2019 until the date of the next annual general meeting, to be made up of nine Board members as follows:

Three external directors (currently serving and are not up for election at this meeting); two independent directors; one director on behalf of the employees; three ordinary directors.

It should be clarified that this resolution cancels the resolution adopted by the general meeting on April 26, 2018 with regard to the composition of the Board of Directors.2

1 Ref. No. 2018-01-032091 (the information contained therein is noted here by way of reference).

2 See section 1.3 of the notice of convening of the general meeting as published under immediate report dated April 2, 2018, immediate report dated April 23, 2018 and immediate report dated April 26, 2018 (the information contained therein is noted here by way of reference).

2.2.	Items No. 2-4 - Approval of the reappointment of the Ordinary Directors

General

Item No. 2 - Appointment of the Director Mr. Shlomo Rodav for an additional term of office

Proposed resolution

To approve the reappointment of Mr. Shlomo Rodav as an ordinary director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

It should be noted that Mr. Rodav serves as Chairman of the Board of Directors of the Company.

Item No. 3 - Appointment of the Director Mr. Doron Turgeman for an additional term of office

Proposed resolution

To approve the reappointment of Mr. Doron Turgeman as an ordinary director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

Item No. 4 - Appointment of the Director Mr. Ami Barlev for an additional term of office

Proposed resolution

To approve the reappointment of Mr. Ami Barlev as an ordinary director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

2.3.	Item No. 5 - Appointment of a director on behalf of the employees to the Company’s Board of Directors for an additional term of office on the Company’s Board of Directors

Proposed resolution

To approve the reappointment of Mr. Rami Nomkin as an ordinary director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

2.4.	Items No. 6-7 - Appointment of two independent directors for an additional term of office on the Company’s Board of Directors

Item No. 6 - Appointment of the Independent Director Mr. David Granot for an additional term of office

Proposed resolution

To approve the reappointment of Mr. David Granot as an independent director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

Item No. 7 - Appointment of the Independent Director Mr. Dov Kotler for an additional term of office

Proposed resolution

To approve the reappointment of Mr. Dov Kotler as an independent director of the Company as of February 4, 2019 until the date of the next annual general meeting of the Company’s shareholders.

For the record, it should be noted that, with regard to the independent directors as well as their employers and/or their partners and/or their relatives and/or companies under their control, as far as relevant, they purchase various communications services from the Company and from other companies in the Bezeq Group as part of their normal course of business, and are likely to continue doing so throughout their term in office as a director. It is the Company’s opinion, which is applicable to all ordinary and independent directors of the Company, that the purchase of regular communications services by a customer classified by the Company or its subsidiary as an ordinary customer of the private customer division (subject to exceptions approved by the Audit Committee), as part of the normal course of the Company’s business, does not constitute business relations with regard to the definition of the term “affinity”.

It should be clarified that as of the date of this report, the Company in which Mr. Kotler serves as a partner and as chairman of the board of directors, has a business relationship concerning the receipt of communications services from the wholly owned subsidiary of the Company, Bezeq International Ltd. In its meeting on December 26, 2018, the Audit Committee approved, in accordance with Regulation 5 of the Companies Regulations (Matters that do not constitute Affinity), 2006, that the foregoing relationship is negligible since the consideration for the services amounts to a negligible amount, both from Mr. Kotler and for the Company, and as such does not constitute affinity pursuant to Regulation 5 of the Companies Regulations (Matters that do not constitute Affinity), 2006.

2.5.	Item No. 8 - Approval of the appointment of the Company’s auditors and of the authority of Board of Directors of the Company to set the auditors’ fees

Proposed resolution:

To approve the appointment of the KPMG auditing firm, Somekh Chaikin & Co., as the Company’s auditors for 2019 through to the date of the next annual general meeting and to authorize the Company’s Board of Directors to set the auditors’ fee for 2019.

Board of Directors’ Reasoning:

2.5.1.	The Board of Directors’ resolution was adopted following the recommendation of the Audit Committee, which reviewed several candidates for providing auditing services to the Company, based on quantitative and qualitative considerations that it deems relevant.

2.5.2.	After taking all the foregoing considerations into account and comparing pricing of some of the candidates, it was decided to accept the proposal of KPMG.

2.5.3.	KPMG is a leading professional firm, one of the top-rated accounting firms in Israel.

2.5.4.	The team that will advise the Company is made up of professional accountants who have the experience and know-how needed to enable them to guide the internal auditor and to suitably address the needs of the Company, including the complex and professional issues on the various topics (taxation, economics, etc.).

2.5.5.	KPMG is extremely familiar with the Bezeq Group and all the aspects of its audit and required professional advice as the firm that has guided the Group over the past 20 years, and because of KPMG’s specialist computing systems that enable immediate effective auditing, without the need for a transition period.

2.5.6.	In addition, the Company’s Audit Committee and management were impressed by the partner, Ms. Eileen Toledano, who has been assigned to the Group, and who is familiar with the Group and has handled its audit successfully in the past.

Second Session:

2.6.	Item No. 9 - Discussion on the Company’s financial statements and Directors’ report for 2018, to be published in March 2019.

3.	Additional information regarding the general meeting

3.1.	Majority required for adopting resolutions

The majority required for adopting a resolution on each of Items 1-8 on the Agenda will be an ordinary majority of all of the votes of the shareholders present at the general meeting who are entitled to vote and actually vote, without taking into account abstentions.

3.2.	Details regarding the candidates for serving as ordinary directors and independent directors on the Board of Directors of the Company pursuant to the provisions of Regulations 26 and 36B(10) of the Periodic and Immediate Report Regulations, to the best of the Company’s knowledge.

3.2.1.	On the matter of Item 2 on the Agenda - approval of the reappointment of Mr. Shlomo Rodav as an ordinary director

Name of the Candidate:	Shlomo Rodav
I.D:	030596860
Date of birth:	October 27, 1949
Address for delivery of court documents:	5 Kerem Hazeitim St., Savion
Citizenship:	Israel
Committees on which the Candidate will serve (subject to appointment):	Security Committee
Commencement of office:	March 7, 2018
Position:	Chairman of the Board of Directors
Will the Candidate serve as an independent director:	No
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	No
Education:	BA (Economics), Tel Aviv University. MBA, Columbia University, New York
Occupation during past five years:	CV attached
Serves as a director in the following companies:	CV attached
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	Yes

3.2.2.	On the matter of Item 3 on the Agenda - approval of the reappointment of Mr. Doron Turgeman as an ordinary director

Name of the Candidate:	Doron Turgeman
I.D:	023568389
Date of birth:	April 23, 1968
Address for delivery of court documents:	9 Inbar Street, Mevasseret Zion
Citizenship:	Israel
Committees on which the Candidate will serve (subject to appointment):	Committee for reviewing financial statements
Commencement of office:	February 25, 2018
Position:	Director
Will the Candidate serve as an independent director:	No
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	CEO B Communications Ltd. and Internet Gold-Golden Lines Ltd.
Education:	BA - Economics and Accounting from the Hebrew University in Jerusalem
Occupation during past five years:	CV attached
Serves as a director in the following companies:	CV attached
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	Yes

3.2.3.	On the matter of Item 4 on the Agenda - approval of the reappointment of Mr. Ami Barlev as an ordinary director

Name of the Candidate:	Ami Barlev
I.D:	031669542
Date of birth:	June 1, 1978
Address for delivery of court documents:	2 Dov Friedman Street, Ramat Gan
Citizenship:	Israel
Committees on which the Candidate will serve (subject to appointment):	None
Commencement of office:	February 25, 2018
Position:	Director
Will the Candidate serve as an independent director:	No
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	Yes. CV attached
Education:	LL.B from Bar Ilan University.
Occupation during past five years:	CV attached
Serves as a director in the following companies:	CV attached
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	Professional qualifications

3.2.4.	On the matter of Item 5 on the Agenda - approval of the reappointment of Mr. Rami Nomkin as a director on behalf of the employees

Name of the Candidate:	Rami Nomkin
I.D:	042642306
Date of birth:	January 14, 1949
Address for delivery of court documents:	126 Moholiver Street, Yahud
Citizenship:	Israel
Committees on which the Candidate will serve:	Not relevant
Commencement of office:	January 1, 12007
Position:	Director on behalf of the employees
Will the Candidate serve as an independent director:	No
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	Yes
Education:	Secondary
Occupation during past five years:	Employed in the Company’s human resources division
Serves as a director in the following companies:	N/A
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	No

3.2.5.	On the matter of Item 6 on the Agenda - approval of the reappointment of Mr. David Granot as an independent director

Name of the Candidate:	David Granot
I.D:	045333739
Date of birth:	January 30, 1947
Address for delivery of court documents:	26 Hashomer St., Ra’anana
Citizenship:	Israel
Committees on which the Candidate will serve (subject to appointment):	Committee for reviewing of financial statements; Audit committee; Security Committee
Commencement of office:	May 9, 2017
Position:	Independent director
Will the Candidate serve as an independent director:	Yes
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	No
Education:	BA - Economics from the Hebrew University in Jerusalem; MA - Business Administration and Accounting, from the Hebrew University of Jerusalem
Occupation during past five years:	CV attached
Serves as a director in the following companies:	CV attached
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	Yes

3.2.6.	On the matter of Item 7 on the Agenda - approval of the reappointment of Mr. Dov Kotler as an independent director

Name of the Candidate:	Dov Kotler
I.D:	54010483
Date of birth:	August 2, 1956
Address for delivery of court documents:	2 Pombadita Street, Tel Aviv.
Citizenship:	Israel
Committees on which the Candidate will serve (subject to appointment):	Compensations Committee
Commencement of office:	April 26, 2018
Position:	Independent director
Will the Candidate serve as an independent director:	Yes
Will the Candidate serve as an external director:	No
Is the Candidate employed in the Company, a subsidiary, affiliate or interested party of the Company, and if so, in what capacity:	No
Education:	BA - Political Science, Tel Aviv University. MBA - Tel Aviv University AMP Program - Harvard University
Occupation during past five years:	CV attached
Serves as a director in the following companies:	CV attached
Is the Candidate related to another interested party in the Company:	No
Has the Candidate have accounting and financial expertise or professional qualifications:	Yes

3.3.	Place and Date of Convening of General Meeting; Quorum and Date for Convening of Adjourned Meeting

The First Session of the general meeting will be held on Sunday, February 3, 2019, at 11:00 am, at the Company’s offices, and the Second Session of the general meeting will be held on Tuesday, April 30, 2019 at 11:00 am, at the Company’s offices. In accordance with the Company’s Articles of Association, discussions will not begin at the general meeting unless a quorum is present at the time of commencing such discussion. A quorum will constitute the presence of at least two shareholders that hold a minimum of twenty-five percent (25%) of the voting rights in the Company (including presence by way of proxy or by means of voting ballot), within thirty minutes from the time set for commencement of the meeting.

If at the commencement of the First Session and/or at the commencement of the Second Session of the General Meeting, as the case may be, a quorum is not present at the end of thirty minutes after the time set for commencement of the First Session and/or the Second Session of the General Meeting, the general meeting will be postponed for one week, accordingly, to the same day, time and place.

3.4.	Date of record, eligibility to participate in the general meeting and method of voting

The date of record for eligibility to attend and vote in the First Session of the general meeting pursuant to section 182(C) of the Companies Law and Regulation 3 of the Companies Regulations (Written Votes and Position Papers) 2005, will be end of day of trading in the Company’s securities on the TASE on January 4, 2019 (the “First Session Date of Record”). The date of record for eligibility to attend and vote in the Second Session of the general meeting will be end of day of trading in the Company’s securities on the TASE on April 1, 2019 (“Second Session Date of Record”). If there is no trading on the Date of Record, then the Date of Record will be the last trading day prior to that date.

Pursuant to the Companies Regulations (Proof of Title to a Share for the Purpose of Voting at a General Meeting), 2000 (“the Proof of Title Regulation”), a shareholder in whose favor a share is registered with a member of the TASE and such share is included among the Company’s shares recorded in the shareholders’ register in the name of a nominee company (“Unregistered Shareholder”) is eligible to prove title to the Company’s shares on the date of record, for the purpose of voting in the general meeting, by way of presenting a certificate from the TASE member through which the title to the share is recorded, no later than 24 hours prior to the time of commencement of the First Session of the general meeting and/or the time of commencement of the Second Session of the general meeting, respectively.

Unregistered shareholders are entitled to receive confirmation of shareholder’s title rights from the TASE member through which their shares are held, at the branch of the member of the TASE or by post to their registered postal address, bearing postage costs only, if requested by said shareholders. A request for the purpose of this matter must be submitted in advance for a specific securities account.

A shareholder of the Company on the First Session Date of Record or the Second Session Date of Record, as the case may be, will be entitled to participate in the First Session or Second Session of the general meeting, respectively, and to vote therein in person or by way of a proxy, once a written deed of proxy has been delivered to the Company’s offices at least 48 hours prior to the convening of the First Session of the general meeting or the Second Session of the general meeting, accordingly (“Deed of Proxy”) The deed of proxy will be written and signed by the appointer or by a certified representative and if the appointer is a corporation, the deed of proxy will bear the seal of that corporation (if it has one) and in the absence of a seal, by the person authorized to do so with the accompanying rubber stamp of the corporation.

3.5.	Voting slip, position notices and addition of items to the agenda

Votes regarding the foregoing items may also be submitted by using the voting slip attached to this immediate report as Appendix B. The voting slip will be cast on the second part of the voting slip as published on the Israel Securities Authority website.

The websites of the Securities Authority and of the Tel Aviv Stock Exchange Ltd. where the wording for voting slips and position notices can be found are: Israel Securities Authority website: www.magna.isa.gov.il, the Tel Aviv Stock Exchange website: www.maya.tase.co.il, and the Company’s website: www.bezeq.co.il

Members of the Tel Aviv Stock Exchange may send, without charge, by email, a link to the Voting Slip and the Position Notices on the Israel Securities Authority website to unregistered shareholders whose shares are registered with the member of the Tel Aviv Stock Exchange, as long as notice was given regarding a specific securities account and prior to the effective date.

The deadline for delivering position papers of shareholders to the Company is up to ten (10) days prior to the date of convening of the general meeting, namely, by January 24, 2019, in respect of the First Session of the general meeting and by April 20, 2019, in relation to the Second Session of the general meeting. The deadline for issuing the board of directors’ response to the position papers submitted by shareholders to the Company is up to five (5) days prior to the date of convening of the general meeting, namely, by January 28, 2019, in respect of the First Session of the general meeting and by April 25, 2019, in relation to the Second Session of the general meeting.

Unregistered shareholders wishing to vote by written vote will stipulate the method of casting their vote on the second part of the voting slip and will deliver it to the Company or send it by registered mail with attached certificate of title, so that the voting slip will reach the Company’s official offices no later than four (4) hours prior to the time of convening of the First Session of the general meeting.

Deadline for the submitting a voting slip (including the documents that are to be attached thereto, as well as confirmation of title, as set out above and in the voting slip)

Shareholders registered in the Company’s register of shareholders, who wish to vote by written vote will stipulate the method of casting their vote on the second part of the voting slip and will deliver it to the Company or send it by registered mail with attached photocopy of ID or passport or certificate of incorporation, so that the voting slip will reach the Company’s official offices no later than four (4) hours prior to the time of convening of the First Session of the general meeting.

Pursuant to section 66(B) of the Companies Law, one or more shareholders who hold at least one (1) percent of the voting rights at the general meeting are entitled to request that the board of directors include an item to the agenda of the general meeting provided that the item is appropriate for discussion at a general meeting. Pursuant to Regulation 5A(a) of the Announcement and Notice Regulations, applications in accordance with section 66 (b) of the Companies Law will be submitted to the Company up to seven (7) days after the convening of the general meeting. If such applications are made (with regard to either session), it is possible that items will be added to the agenda of the general meeting and the details thereof will appear in the distribution website of the Securities Authority.

Voting via Electronic Voting System:

In addition to the foregoing, an Unregistered Shareholder is also entitled to vote on the items set out above by means of a voting slip to be delivered to the Company via the electronic voting system (as defined in the written voting regulations) (the “Electronic Voting System”). Voting through the Electronic Voting System will be enabled from date of receipt of confirmation from the Electronic Voting System of proper receipt of a list of shareholders eligible to vote through the Electronic Voting System, and up to six (6) hours prior to the time set for the convening of the First Session of the general meeting (“System Closing Time”), when the Electronic Voting System will close. Voting via the Electronic Voting System will be subject to change or cancellation until the System Closing Time. It is noted that in accordance with section 83(D) of the Companies Law, if a shareholder has voted using more than one method, his/her last vote will not be counted, and in this matter a vote in person by a shareholder or a proxy will be deemed as a later vote than the vote cast through the Electronic Voting System.

3.6.	Review of documents:

The shareholders of the Company may review, at their request, the notice and documents attached thereto (if any) at the Company’s offices at 2 Azrieli Center, Tel Aviv, Triangle Tower, “Bezeq House” (27th floor) on Monday through Thursday between 10:00 a.m. and 3:00 p.m., and by prearranged appointment to Tel: 03-626-2200.

Sincerely,

Shelly Bainhoren, Attorney

Group Secretary

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.